UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

In relation to the Warrants issued by the capital increase for cash consideration1, PRISA has granted a public deed formalizing the implementation of the capital increase, in the 40th window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on April 21st, 2014, entry 551 The total number of Warrants that have been exercised is 90, which have given place to the subscription of 90 new Class A common shares, issued on an exercise price of 2.00€ per share.

After conversion in this 40th window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 2 windows of execution (up to June 2014), at an exercise price in all of them of 2.00€ per share.

PRISA share capital, after this operation amounts 122,949,976.40€ represented by: (a) 917,498,708 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 917,498,708 and (b) 312,001,056 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 312,001,056.

The admission to trading of the new ordinary shares will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, April 23 rd, 2014

1 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

April 23, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors